UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G 105

(CUSIP Number)

David Furneaux

Kodiak Ventures Management Company, Inc.

11 Peter Grover Rd

Bethel, ME 04217

617-901-8590

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39536G 105	13D	Page 2 of 7 pages

1	Names of Reporting Persons Kodiak Venture Partners III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (2)
14	Type of Reporting Person PN

CUSIP No. 39536G 105	13D	Page 3 of 7 pages

1	Names of Reporting Persons Kodiak III Entrepreneurs Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (3)
14	Type of Reporting Person PN

CUSIP No. 39536G 105	13D	Page 4 of 7 pages

1	Names of Reporting Persons Kodiak Ventures Management III, L.P. (2)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (3)
14	Type of Reporting Person PN

CUSIP No. 39536G 105	13D	Page 5 of 7 pages

1	Names of Reporting Persons Kodiak Ventures Management (GP), LLC (2)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (3)
14	Type of Reporting Person PN

(1)

This Schedule 13D/A is filed by Kodiak Venture Partners III, L.P. (“Kodiak III”), Kodiak III Entrepreneurs Fund, L.P. (“Kodiak III-E”), Kodiak Ventures Management III, L.P. (“Kodiak III GP”), and Kodiak Ventures Management (GP), LLC (“Kodiak GP-GP” and, with Kodiak III, Kodiak III-E and Kodiak III GP, collectively, the “Reporting Persons”).

(2)

Kodiak III GP serves as the sole general partner of each of Kodiak III and Kodiak III-E, and Kodiak GP-GP serves as the sole general partner of Kodiak III GP and, as such, Kodiak GP-GP possesses voting and dispositive power over any securities held by Kodiak III and Kodiak III-E.

CUSIP No. 39536G 105	13D	Page 6 of 7 pages

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) to this Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (the “Statement”) previously filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 11, 2022 and the Amendment No. 1 filed with the SEC on June 5, 2023, with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (the “Issuer” or the “Company”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, where such information is relevant.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

Consummation of Merger

On July 24, 2023, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, SW ParentCo, Inc., a Delaware corporation (“Parent”), and SW MergerCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent.

Immediately prior to the effective time of the Merger, pursuant to the Merger Agreement and Contribution and Exchange Agreement, each of Kodiak III and Kodiak III-E contributed all of their respective shares of Common Stock to Parent in exchange for shares of Series A-2 Preferred Stock of Parent.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b)	This Amendment No. 2 is being filed on behalf of the Reporting Persons to report that, as of July 24, 2023, the Reporting Persons do not beneficially own any shares of Common Stock.

(c)	Except as described in Item 4, during the past 60 days, none of the Reporting Persons has effected any transactions with respect to the Common Stock.

(d)	Not applicable.

(e)	As of July 24, 2023, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2023

Kodiak Venture Partners III, L.P.

By:	Kodiak Ventures Management III, L.P.
Its:	General Partner

By:	Kodiak Ventures Management (GP), LLC
Its:	General Partner

By:	/s/ David Furneaux
Name:	David Furneaux
Title:	Manager

Kodiak III Entrepreneurs Fund, L.P.

By:	Kodiak Ventures Management III, L.P.
Its:	General Partner

By:	Kodiak Ventures Management (GP), LLC
Its:	General Partner

By:	/s/ David Furneaux
Name:	David Furneaux
Title:	Manager

Kodiak Ventures Management III, L.P.

By:	Kodiak Ventures Management (GP), LLC
Its:	General Partner

By:	/s/ David Furneaux
Name:	David Furneaux
Title:	Manager

Kodiak Ventures Management (GP), LLC

By:	/s/ David Furneaux
Name:	David Furneaux
Title:	Manager